Exhibit 11.1

Code of Ethics for Senior Financial Officers and Professionals

Article 1.
The CEO (Chief Executive Officer), CFO (Chief Financial Officer) and other officers and/or senior professionals of the Company (categorized as “Riji”, “MT (Management)” and/or “MS (Managerial Staff)” by the Working Regulations of the Company) who serve in finance, treasury, accounting, tax and/or financial risk management roles (collectively hereinafter called the “Senior Financial Officers and Professionals”) shall comply with the ethical standards and requirements set forth below, in addition to those required by the Code of Conduct for all employees, officers and directors of the Company:

(1)	Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal interests and the interests of the Company;

(2)	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable;

(3)	Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations (such as the Tokyo Stock Exchange and NASDAQ) of which the Company and/or its subsidiaries are members;

(4)	Act in good faith, reasonably, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated;

(5)	Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise required by applicable laws, rules, regulations or legal or regulatory proceedings and not use any confidential information acquired in the course of their works;

(6)	Share knowledge and maintain skills which are required for and relevant to their work;

(7)	Proactively promote ethical behavior among subordinates and peers in the work environment;

(8)	Achieve responsible use of and control over all assets and resources employed or entrusted to them;

(9)	Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company and/or its subsidiaries file with, or submit to, the Financial Services Agency of Japan, the Securities and Exchange Commission of the U.S.A. and other regulators, and in other public communications made by the Company and/or its subsidiaries;

(10)	Not take any direct or indirect action to fraudulently influence, coerce, manipulate or mislead the Company’s and/or its subsidiaries’ independent public auditors engaged in the performance of an audit of their financial statements for the purpose of rendering the financial statements of the Company or its subsidiaries materially misleading;

(11)	Observe the most stringent standards in the keeping of financial records and accounts and reflect all components of transactions, as well as the standard of insisting upon an honest and forthright presentation of the facts on the books; and

(12)	Promptly report any possible violation of this Code of Ethics to the CCO (Chief Compliance Officer) or any of the parties or channels listed in the Company’s

Code of Conduct.

Article 2.
The Senior Financial Officers and Professionals who breach any of the ethical standards and requirements set forth in the above Article 1 hereof may be disciplined in accordance with the Working Regulations and others relevant internal rules of the Company.

Article 3.
All of the other directors, officers and employees of the Company than the Senior Financial Officers and Professionals shall also respect the ethical standards and requirements set forth in Article 1 hereof and make efforts to comply with the same to the extent they relate to their assignments and responsibilities.